SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2006

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate	by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                     No    X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation will hold a conference call on November 2, 2006 to discuss its earnings results for the first nine months of 2006. The call-in details of the conference call are as follows;

* Date and Time

  - November 2, 2006 (Thursday)

  - In Korean: 16:00 (Seoul Time)

  - In English: 17:30 (Seoul Time)

* Call-in Number

  - From Korea: 1544-3355 or 02-6677-3355 (Pass Code: 7701)

  - From outside Korea: 82-2-6677-3355 or 82-31-361-9005 (Pass Code: 7701)

* Instant Replay Call-in Number

  - From Korea: 1544-3358 or 02-6677-3358 (Pass Code: 109619)

  - From outside Korea: 82-2-6677-3358 (Pass Code: 109624)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Kwang-Choong
Name:	Kim, Kwang-Choong
Title:	Treasurer

Date: November 1, 2006